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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                              (Amendment No. 3)


                                 LTC HEALTHCARE
           --------------------------------------------------------
                                (Name of Issuer)


                   COMMON STOCK, $.01 PAR VALUE PER SHARE
           --------------------------------------------------------
                          (Title of Class of Securities)


                                  50217R 10 4
           --------------------------------------------------------
                                 (CUSIP Number)


                                Wendy L. Simpson
                             Chief Financial Officer
                              LTC Properties, Inc.
                         300 Esplanade Drive, Suite 1860
                            Oxnard, California 93030
                                 (805) 981-8646
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               August 24, 2000
           --------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with the statement / /.


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CUSIP No. 50217R 10 4                 13D                    Page 2 of 7 Pages


-------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     LTC Properties, Inc.
-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  / /
                                                          (b)  / /
-------------------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     N/A
-------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                     / /
-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland
-------------------------------------------------------------------------------
                             7.   SOLE VOTING POWER
                                  207,900 shares
NUMBER OF                    --------------------------------------------------
SHARES                       8.   SHARED VOTING POWER
BENEFICIALLY                      -0- shares
OWNED BY                     --------------------------------------------------
EACH                         9.   SOLE DISPOSITIVE POWER
REPORTING                         207,900 shares
PERSON                       --------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER
                                  -0- shares

-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     207,900 shares
-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                               / /
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%
-------------------------------------------------------------------------------
14.  Type of Reporting Person

     CO
-------------------------------------------------------------------------------


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CUSIP No. 50217R 10 4                 13D                    Page 3 of 7 Pages

-------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSON
     S.S. NOS. OF ABOVE PERSONS

     Andre C. Dimitriadis
-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  / /
                                                          (b)  / /
-------------------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     PF
-------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                     / /
-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-------------------------------------------------------------------------------
                             7.   SOLE VOTING POWER
                                  177,225 shares
NUMBER OF                    --------------------------------------------------
SHARES                       8.   SHARED VOTING POWER
BENEFICIALLY                      1,649 shares
OWNED BY                     --------------------------------------------------
EACH                         9.   SOLE DISPOSITIVE POWER
REPORTING                         177,225 shares
PERSON                       --------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER
                                  1,649 shares

-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     178,874 shares
-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                               / /
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.5%
-------------------------------------------------------------------------------
14.  Type of Reporting Person

     IN
-------------------------------------------------------------------------------


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                                                             Page 4 of 7 Pages

     This Amendment No. 3 amends and supplements the Statement on Schedule 13D (as previously amended, the "Schedule 13D"), relating to the common stock, $.01 par value per share (the "Common Stock"), of LTC Healthcare, Inc. (the "Company"), previously filed by LTC Properties, Inc., a Maryland corporation ("Properties"). Terms used herein and not defined in this Amendment have the meaning set forth in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the
Schedule 13D.

     This Schedule 13D is being filed on behalf of Properties and Andre C. Dimitriadis ("Mr. Dimitriadis") although both parties disclaim membership in a group.

     Items 1,2,3,4,5 and 7 of the Schedule 13D are hereby amended to add the following information:

     ITEM 1.  SECURITY AND ISSUER.

              The names of the principal executive officers of the Company are as follows:


NAME                                POSITION
-------------------------------------------------------------------------------

Andre C. Dimitriadis                Chief Executive Officer

Wendy L. Simpson                    Chief Financial Officer

Christopher T. Ishikawa             Executive Vice President and Chief Operating
                                    Officer

Julia L. Kopta                      Senior Vice President, General Counsel and
                                    Corporate Secretary


     The business address of the above listed officers is 300 Esplanade Drive, Suite 1860, Oxnard, California 93030.

     ITEM 2.  IDENTITY AND BACKGROUND.

              (a)  This statement is also being filed by Mr. Dimitriadis.

              (b) Mr. Dimitriadis' business address is 300 Esplanade Drive, Suite 1860, Oxnard, California 93030.

              (c) Mr. Dimitriadis' current principal occupation is Chief Executive Officer of the Company and Chief Executive Officer of Properties. The current principal address of the Company and Properties is 300 Esplanade Drive, Suite 1860, Oxnard, California 93030.

              (d) During the last five years, Mr. Dimitriadis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) During the last five years, Mr. Dimitriadis has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f)  Mr. Dimitriadis is a United States citizen.


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                                                             Page 5 of 7 Pages

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              Mr. Dimitriadis purchased a total of 40,000 shares of Common Stock from the period beginning July 27, 2000 through August 24, 2000, using his personal funds, for the aggregate consideration of $23,781.25 (excluding brokerage commissions).

      ITEM 4. PURPOSE OF TRANSACTION.

              The purpose of Mr. Dimitriadis' acquisitions of the Common Stock is for investment purposes only, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

              Mr. Dimitriadis intends to review his investment in the Company from time to time and, depending upon the price and availability of the Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to Mr. Dimitriadis, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of his investment in the Company.

              Except as described below, Mr. Dimitriadis has no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, Mr. Dimitriadis will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

              The Company received a letter from the Pacific Exchange ("PCX") advising that PCX will be suspending trading in the Company's Common Stock effective August 23, 2000. Further, the Company may be subject to delisting proceedings based upon the Company's negative net tangible assets and share bid price deficiency. The Company has until October 15, 2000 to submit a letter to PCX outlining a plan of remediation. Although the Company anticipates a resolution of its negative net tangible asset deficiency, the Company does not anticipate that its share bid price will be restored quickly enough to comply with PCX's deadline of October 15, 2000. If PCX does not accept and approve the Company's plan, the Company will apply to be traded on the OTC Bulletin Board.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

              (a) As of the date hereof, Mr. Dimitriadis beneficially owns 178,874 shares of the Company's Common Stock, representing approximately 8.5% of the Company's outstanding Common Stock.

              (b) Mr. Dimitriadis has the sole power to vote or to direct the vote, and to dispose, or to direct the disposition, of 177,225 shares of Common Stock. Mr. Dimitriadis has shared power to vote, or to direct the vote, and to dispose, or direct the disposition of, 1,647 shares of the Common Stock. Mr. Dimitriadis shares the power to vote, or to direct the vote, and to dispose, or direct the disposition of, 1,647 shares of the Common Stock with the Trustee of his Rabbi Trust.

              (c) See Schedule III hereto and incorporated by reference herein for transactions effected by Mr. Dimitriadis that were effected during the past sixty days.

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 6. Joint Filing Statement, dated as of August 25, 2000, between LTC Properties, Inc. and Andre C. Dimitriadis.


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                                                             Page 6 of 7 Pages

                                  SIGNATURE
    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       ANDRE C. DIMITRIADIS


                                       By: /s/  Andre C. Dimitriadis
                                          -------------------------------------
                                           Name:  Andre C. Dimitriadis
Date: August 25, 2000

                                       LTC PROPERTIES, INC.


                                       By: /s/  Wendy L. Simpson
                                          -------------------------------------
                                           Name:  Wendy L. Simpson
                                           Title:  Chief Financial Officer
Date: August 25, 2000


                                   SCHEDULE  III

                    TRANSACTIONS EFFECTED BY MR. DIMITRIADIS
                              DURING THE PAST 60 DAYS


 Date                      No. of Shares              Price per Share  (1)
 ----                      -------------              --------------------

 7/27/00                   7,500                      $0.63
 7/28/00                   12,500                     $0.56
 8/21/00                   2,000                      $0.56
 8/21/00                   3,000                      $0.56
 8/21/00                   2,000                      $0.56
 8/22/00                   3,000                      $0.63
 8/22/00                     600                      $0.63
 8/22/00                   3,000                      $0.63
 8/22/00                   2,000                      $0.63
 8/22/00                     200                      $0.63
 8/22/00                   2,400                      $0.63
 8/22/00                   1,800                      $0.63
------------

(1)  Excludes brokerage commissions.

                                    EXHIBIT 6

                             Joint Filing Statement

The undersigned acknowledge and agree that this foregoing Amendment No. 3 to Statement on Schedule 13D is filed on behalf of each of them and that all subsequent amendments to such Statement on Schedule 13D may be filed on behalf of each of them without the necessity of entering into or filing any additional joint filing statements. The undersigned acknowledge that each of them will be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning each of them, respectively, contained herein and therein, but will not be responsible for the completeness and accuracy of the information concerning the others of them, except to the extent that the undersigned know or have reason to believe that such information is inaccurate.


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                                                              Page 7 of 7 Pages

                                  August 25, 2000

                                  LTC PROPERTIES, INC.


                                  By: /s/  Wendy L. Simpson
                                  ---------------------------------------
                                  Name:    Wendy L. Simpson
                                  Title:   Chief Financial Officer



                                  ANDRE C. DIMITRIADIS


                                  By: /s/  Andre C. Dimitriadis
                                  ---------------------------------------
                                  Name:    Andre C. Dimitriadis